UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMESITE INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

None
(CUSIP Number)

Ian Jacobs

2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

(561) 989-2208

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Name of Reporting Person Ian Jacobs IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 199,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 199,333
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 11,955,819 shares of common stock outstanding as of April 27, 2018, as reported by the Company in a Current Report on Form 8-K filed with the Commission on May 2, 2018.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Amesite Inc. (the “Company”). The Company is located at 205 East Washington Street, Suite B, Ann Arbor, MI 48104.

Item 2.	Identity and Background.

(a) The name of the reporting person is Ian Jacobs.

(b) The reporting person’s address is 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

(c) Ian Jacobs was the sole officer and a director of the Company until consummation of the Merger (as defined below).

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 17, 2017, the Company issued an aggregate of 199,333 shares of Common Stock, as adjusted for a forward stock split of the Company’s issued and outstanding common stock,  at a ratio of 3.066668-for-1, effective as of March 27, 2018, to Ian Jacobs, the sole officer and a director of the Company at such time, for an aggregate cash purchase price equal to $1,625, pursuant to the terms and conditions set forth in a Common Stock Purchase Agreement.

On April 26, 2018, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Amesite Operating Company, formerly Amesite Inc. (“Amesite OpCo”), and Lola One Acquisition Sub, Inc., a wholly owned subsidiary of the Company (“Acquisition Sub”). Pursuant to the Merger Agreement, on April 27, 2018, Acquisition Sub merged with and into Amesite OpCo, leaving Amesite OpCo. as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”).

In connection with the Merger, Mr. Jacobs entered into a Registration Rights Agreement with the Company, pursuant to which the Company agreed that promptly, but no later than 60 calendar days from the final closing of a private placement offering, to file a registration statement with the SEC, covering the shares of Common Stock held by Mr. Jacobs.

In connection with the Merger, Mr. Jacobs resigned as an officer and director of the Company.

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Item 4.	Purpose of Transaction.

See Item 3 above. The shares of Common Stock were acquired by the reporting person for investment purposes. The shares of Common Stock acquired by the reporting person from the Company in the aggregate of 199,333 shares were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Ian Jacobs has voting and investment control over 199,333 shares of the Company’s common stock (the “Shares”), representing 1.7% of the shares of common stock outstanding.

Except as set forth in Item 3 above, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days.

The reporting person ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock on April 27, 2018.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Common Stock Purchase Agreement in Item 3 above, substantially in the form attached hereto as Exhibit 1.

Reference is made to the Merger Agreement defined in Item 3 above and attached as Exhibit 2 hereto.

Mr. Jacobs entered into a Registration Rights Agreement with the Company and certain other persons named therein, substantially in the form attached hereto as Exhibit 3, pursuant to which the Company has agreed to promptly file a registration statement with the Securities and Exchange Commission covering, among other shares of Common Stock, the shares of Common Stock held by Mr. Jacobs, and to maintain the effectiveness of the registration statement for a period of three years or until (i) the shares registered thereunder have been sold in accordance with the registration statement or (ii) the shares registered thereunder have been sold in accordance with Rule 144 promulgated under the Securities Act of 1933.

Each of the Common Stock Purchase Agreement, Merger Agreement and Form of Registration Rights Agreement, which are attached as Exhibits 1, 2 and 3 hereto, respectively, are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit
Number	Description
1	Common Stock Purchase Agreement by and between the Company and Ian Jacobs, dated April 17, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed with the SEC on June 27, 2017).
2	Agreement and Plan of Merger and Reorganization, dated April 26, 2018, by and among the Company, Acquisition Sub and Amesite OpCo (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 2, 2018).
3	Form of Registration Rights Agreement by and among the Company and the persons named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 2, 2018).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2018

/s/ Ian Jacobs
Ian Jacobs

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